Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Ex-dividend NOK 1.40 today

The shares in Marine Harvest ASA will be traded ex-dividend NOK 1.40 as from today, 6 November 2015.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.